UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Project Energy Reimagined Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G72556106
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.G72556106


1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%
12

Type of Reporting Person (See Instructions)

PN



CUSIP No.G72556106


1
Names of Reporting Persons

ACM ASOF VII (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.G72556106


1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.G72556106


1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No.G72556106


1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No.G72556106


1
Names of Reporting Persons

Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.G72556106


1
Names of Reporting Persons

Corbin Capital Partners GP, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No.G72556106


1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

IA, PN



Item 1(a). Name of Issuer:

Project Energy Reimagined Acquisition Corp.

Item 1(b). Address of Issuers Principal Executive Offices:

3 Lagoon Drive, Suite 170, Redwood City, CA 94065

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of the following persons
(collectively, the Reporting Persons):

i. Atalaya Special Purpose Investment Fund II LP (ASPIF II);
ii. ACM ASOF VII (Cayman) Holdco LP (ASOF);
iii. ACM Alameda Special Purpose Investment Fund II LP
(Alameda);
iv. Atalaya Capital Management LP (ACM);
v. Corbin ERISA Opportunity Fund, Ltd. (CEOF);
vi. Corbin Opportunity Fund, L.P. (COF);
vii. Corbin Capital Partners GP, LLC (Corbin GP); and
viii. Corbin Capital Partners, L.P. (CCP).

Item 2(b). Address of Principal Business Office or, if None,
Residence:

The address of the principal business office of each of ASPIF II, ASOF, Alameda and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, COF, Corbin GP and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c). Citizenship:

Each of ASPIF II, ACM, COF and CCP is a Delaware limited partnership.
Each of ASOF and Alameda is a Cayman Islands exempted limited partnership.
CEOF is a Cayman Islands exempted company. Corbin GP is a Delaware limited liability company.

Item 2(d). Title and Class of Securities:

Class A ordinary shares, par value $0.0001 per share (the
Shares)

Item 2(e). CUSIP Number:

G72556106

Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b)
or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 0 Shares, which amount includes (i) 0 Shares held of record by ASPIF II, (ii) 0 Shares held of record by ASOF, and (iii) 0 Shares held of record by Alameda. Each of Corbin GP and CCP may be deemed the beneficial owner of 0 Shares, which amount includes (i) the 0 Shares held of record by CEOF and (ii) the 0 Shares held of record by COF.
In addition to the securities reported on the cover pages hereto, ACM may also be deemed to beneficially own (i) 205,177 warrants held of record by ASPIF II, (ii) 412,458 warrants held of record by ASOF, and (iii) 372,363 warrants held of record by Alamaeda. Each of Corbin GP and CCP may be deemed to beneficially own (i) 181,541 warrants held of record by CEOF and
(ii) 65,959 warrants held of record by COF.
Each warrant will become exercisable on the later of (i) 30 days after the completion of a business combination and (ii) 12 months after the closing of the Issuers initial public offering. The warrants will expire on the fifth anniversary of the completion of a business combination.

Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 0% of Shares outstanding, which amount includes
(i) 0% of Shares outstanding beneficially owned by ASPIF II,
(ii) 0% of Shares outstanding beneficially owned by ASOF, (iii) and 0% of Shares outstanding beneficially owned by Alameda. Each of Corbin GP and CCP may be deemed the beneficial owner of approximately 0% of Shares outstanding, which amount includes
(i) 0% of Shares outstanding beneficially owned by CEOF and (ii) 0% of Shares outstanding beneficially owned by COF.

Item 4(b) herein do not include any Shares underlying warrants since the warrants are not exercisable within sixty days.

Item 4(c). Number of shares as to which such person has:

ASPIF II:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

ASOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Alameda:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

COF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Corbin GP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another
Person.

This Item 6 is not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8. Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group.

As of December 31, 2023, ASPIF II, ASOF, Alameda, ACM, CEOF, Corbin GP, CCP and COF had ceased to beneficially own any Shares and, as of that date, had ceased to be a member of a group with the other Reporting Persons with respect to the Issuer's Shares.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


February 14, 2024

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).